            Employment Agreement ("Agreement") made on and as of October 21, 1997, by Watkins Contracting, Inc., a Nevada corporation (the "Employer"), and Daren J. Barone, an individual resident in California (the "Executive").

            Concurrently with the execution and delivery of this Agreement, Oak Hill Sportswear Corporation, a New York corporation (the "Buyer"), is purchasing from the Executive and Greg S. Watkins ("Watkins") all of the outstanding shares of capital stock of the Employer, pursuant to a Stock Purchase Agreement, dated October 21, 1997, between the Executive, Watkins and the Buyer (the "Stock Purchase Agreement"). This is an "Employment Agreement" referred to in Section 2.4(a)(iii) of the Stock Purchase Agreement.

            The Buyer desires the Executive's continued employment with the Employer, and the Executive wishes to accept such continued employment, upon the terms and conditions set forth in this Agreement, and the parties, intending to be legally bound, agree as follows:

1.  DEFINITIONS

            For the purposes of this Agreement, all capitalized terms not otherwise defined therein have the meanings assigned to them in the Stock Purchase Agreement, and the following terms have the meanings specified in the first paragraph and preamble thereof or specified or referred to in this Section 1.

"Agreement" --this Employment Agreement.

"Additional Incentive Compensation" --as defined in Section 3.2(b).

"Benefits" --as defined in Section 3.4.

"Board of Directors" --the Board of Directors of the Employer.

"Business" --the Company provides asbestos abatement, hazardous materials and soil remediation, demolition, and services related thereto to a variety of Persons, including private and governmental clients. Specific services include removal of asbestos containing materials (ACM), lead paint, contaminated soils and polychlorinated biphenyls (PCB). Contaminated soils remediation is related to material excavation, which has been associated with removal of underground storage tanks (UST). (The foregoing is referred to in this Agreement as the "Business.").

"Confidential Information" --all Intellectual Property (as defined in the Stock Purchase Agreement), and all of the following as such may exist at the date hereof or at any time during the Initial Employment Period or Renewal Employment Period (if any): all trade secrets and confidential information of the Employer, including those concerning its service specifications, data, know-how, methods, processes, forms and checklists, sketches, photographs, graphs, drawings, samples, past, current, and planned service methods and processes, the names and backgrounds of personnel, personnel training techniques and materials, manuals, forms, checklists and similar materials used by the Company in the Business (except those which are generally available to the public) past current and prospective customer lists (except those which are generally available to the public) and requirements, price lists, market studies, business plans, computer software, programs (including object code and source code), database and systems, historical financial statements and information, financial projections and budgets, historical and projected sales, capital spending and leasing budgets and plans, and all notes, analysis, compilations, studies, summaries, and other material prepared by or for the Employer containing or based, in whole or in part, on any information included in or including any of the foregoing.

"Disability" --as defined in Section 6.2.

"Employer's Statement of Income"--(a) for any Fiscal Year for which the statement of income of the Employer is consolidated by the Buyer with its audited consolidated financial statements, the consolidating statement of income of the Employer used for purposes of such consolidation; and (b) for any Fiscal Year for which the statement of income of the Employer is not consolidated by Buyer is with its audited consolidated financial statements, the statement of income of the Employer as audited by the Employer's independent auditors.

"Fiscal Year" --the twelve month period ending December 31st.

"For Cause" --as defined in Section 6.3.

"For Good Reason" --as defined in Section 6.4.

"Initial Employment Period" --as defined in Section 2.2(a).

"Incentive Compensation" --as defined in Section 3.2(a).

"Person" --any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or governmental body.

"Pre-tax Income" --the Employer's income from ordinary business operations (which will not include capital gains and other extraordinary income or gains and will be reduced by extraordinary losses), before federal and state income taxes, as determined from the Employer's Statement of Income, calculated without taking into account (i) the payment of Incentive Compensation or Additional Incentive Compensation or (ii) the Buyer's corporate overhead.

"Proprietary Records" --as defined in Section 7.2(a)(iv).

"Renewal Employment Period" --as defined in Section 8.1. 2.2(b).

"Renewal Offer"--as defined in Section 2.2(a)(ii).

"Salary" --as defined in Section 3.1(a).

"Territory" --the Company engages in its Business in California, New Mexico, Hawaii and Nevada (subject, with respect to Nevada and California, to the no-compete restriction described in the Asset Purchase Agreement between the Company and LVI and the Stock Purchase Agreement between the Company and Wayne Watkins referred to in the Disclosure Letter, Parts 3.17(a) and 3.17(c)). (The foregoing is referred to in this Agreement as the "Territory.")

2. EMPLOYMENT TERMS AND DUTIES

             2.1 Employment. The Employer hereby employs the Executive, and the Executive hereby accepts employment by the Employer, upon the terms and conditions set forth in this Agreement.

             2.2 Term. (a) Subject to the provisions of Section 6, the term of the Executive's employment under this Agreement will be the period beginning on
(i) November 1, 1997 and ending on December 31, 2000 (the "Initial Employment Period"), and (ii) if the Employer gives the Executive an offer of renewal ("Renewal Offer") and the Executive gives the Employer an acceptance of renewal pursuant to Section 2.2(b), beginning on January 1, 2001 and ending on December 31, 2003, (the "Renewal Employment Period").

             (b) The term of the Executive's employment under this Agreement will be renewed and continued under this Agreement for the Renewal Employment Period if (i) the Employer, not later than October 1, 2000, gives the Executive a written offer of renewal of his employment under this Agreement, and (ii) the Executive, not later than November 1, 2000, gives the Employer written notice of acceptance of renewal of his employment under this Agreement.

             2.3 Duties. The Executive will have such duties as are assigned or delegated to the Executive by the Board of Directors, and he will initially serve as an executive officer, Responsible Party, and, if requested by the Buyer, director of the Employer. In that capacity, Executive shall do and perform all services, acts, or things necessary or advisable to fulfill the duties of his position. The Executive will devote his entire business time, attention, skill, and energy exclusively to the business of the Employer, will use his best efforts to promote the success of the Employer's business, and will cooperate fully with the Board of Directors in the advancement of the best interests of the Employer. Nothing in this Section 2.3, however, will prevent the Executive from engaging in additional activities in connection with personal investments and community affairs that are not inconsistent with this Agreement or in Section 5.4 of the Stock Purchase Agreement he is entering into simultaneously herewith. If the Executive is elected as a director or officer of the Buyer, or as a director or officer of any of its affiliates, the Executive will fulfill his duties as such director or officer without additional compensation. Executive's duties shall be carried out substantially in the San Diego, CA area (subject to reasonable travel) and Employer may not relocate Executive from the San Diego, CA area. Executive will not be requested to perform any services that are not commensurate with his position.

3. COMPENSATION

             3.1 Salary. Subject to the provision of Section 6, the Executive will be paid a salary for his services during the (i) Initial Employment Period at the annual rate of $180,000, and (ii) the Renewal Employment Period (if any) at an annual rate of $180,000 increased by a percentage equal to the percentage of increase of the cost of living (COLA) from November 1, 1997 through December 31, 2000, as determined from the appropriate Federal report by the auditors referred to under the definition Employer's Statement of Income in Section 1 (the "Salary").

             3.2 Incentive and Additional Incentive Compensation. (a) Subject to the provisions of Section 6 hereof, as incentive compensation (the "Incentive Compensation") for his services during the Initial Employment Period and the Renewal Employment Period (if any) the Executive will be paid with respect to each Fiscal Year during such Period(s), commencing with respect to Fiscal Year 1998, an amount, in addition to the Salary, equal to five percent (5%) of the Pre-tax Income of the Employer during such Fiscal Year in excess of $2,700,000.

             (b) Additional Incentive Compensation. Subject to the provisions of Section 6 hereof, as additional incentive compensation (the "Additional Incentive Compensation") for his services during the Initial Employment Period and the Renewal Employment Period (if any) the Executive will be paid with respect to each Fiscal Year during such Period(s), commencing with respect to Fiscal Year 1998, an amount, in addition to the Salary and Incentive Compensation, equal to two and one-half (2.5%) of the Pre-tax Income of the Employer for such Fiscal Year in excess of the greater of $2,700,000 or the prior Fiscal Year's Pre-tax Income.

             3.3 Payment --Subject to the provisions of Section 6, the Executive will be paid (i) the Salary, subject to required deductions and withholdings, in equal periodic installments according to the Employer's customary payroll practices, but no less frequently than monthly, and (ii) the Incentive Compensation and Additional Incentive Compensation, subject to required deductions and withholdings, within three months after the end of the Fiscal Year to which the Incentive Compensation or Additional Incentive Compensation relates.

             3.4 Benefits. (a) The Executive will, during the Initial Employment Period and Renewal Employment Period (if any), be permitted to participate in such pension, life insurance, health insurance, and other employee benefit plans of the Employer that may be in effect from time to time, to the extent the Executive is eligible and entitled to participate under the terms of those plans (collectively, the "Benefits").

4.  EXPENSES

             4.1 Expenses. The Employer will promptly reimburse the Executive for reasonable expenses incurred by the Executive on behalf of the Employer in the performance of his duties pursuant to this Agreement, in accordance with the Employer's reimbursement policies as established from time to time by the Board of Directors. The Executive must file expense reports with respect to such expenses, and, with respect to his non-business use of the automobile referred to in Section 4.2, statements of non-business automobile use sufficient for the Employer to prepare an Internal Revenue Service Form 1099.

             4.2 Automobile. (a) The Company's present practice of leasing an automobile for the Executive's business use in connection with his employment under this Agreement will be continued during the Employment Period. The Employer will maintain liability insurance on such automobile consistent with its past practice; or,


                             (b) In the Executive's sole election, in lieu of
his rights under Section 4.2(a), the Company will pay to the Executive $1000.00 per month as an auto allowance. Executive will be required to pay all maintenance and insurance on such vehicle in the event he so elects.

5.  VACATIONS, ETC.

             The Executive will be entitled to three weeks' paid vacation each Fiscal Year and paid holidays and paid sick leave in accordance with the holiday and paid sick leave policies of the Employer as established from time to time by the Board of Directors. Holidays and paid sick leave during any Fiscal Year that are not used by the Executive during such Fiscal Year may not be used in any subsequent Fiscal Year. Vacation days may be accrued up to a maximum of 20 days. Once the Executive has accrued 20 days, no more will accrue until Executive has used some of his vacation days and reduced the number of available time below 20 days.

6.  TERMINATION OF EMPLOYMENT TERM

             6.1 Events of Termination. The Initial Employment Period or Renewal Employment Period (if any) (but not this Agreement) will terminate:

             (a) upon the death of the Executive;

             (b) upon the Disability of the Executive, immediately upon notice from either party to the other;

             (c) For Cause, immediately upon notice from the Employer to the Executive, or at such later time as such notice may specify; or

             (d) For Good Reason, upon not less than thirty days' prior notice from the Executive to the Employer.

             6.2 Definition of "Disability". For purposes of Section 6.1, the Executive will be deemed to have a "Disability" if, for physical or mental reasons, the Executive is unable to perform the Executive's duties under this Agreement for 90 consecutive days, or 120 days during any twelve month period, as determined in accordance with this Section 6.2. The Disability of the Executive will be determined by a medical doctor selected by written agreement of the Employer and the Executive upon the request of either party by notice to the other. If the Employer and the Executive cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor who will determine whether the Executive has a Disability. The determination of the medical doctor selected under this Section 6.2 will be binding on both parties. The Executive must submit to a reasonable number of examinations by the medical doctor making the determination of Disability under this Section 6.2, and the Executive hereby authorizes the disclosure and release to the Employer of such determination and all medical records that the medical doctor believes may be relevant. If the Executive is not legally competent, the Executive's legal guardian or duly authorized attorney-in-fact will act in the Executive's stead, under this
Section 6.2, for the purposes of submitting the Executive to the examinations, and providing the authorization of disclosure, required under this Section 6.2.

             6.3 Definition of "For Cause". For purposes of Section 6.1, the phrase "For Cause" means: (a) the Executive's willful breach of this Agreement or Section 5.4 of the Stock Purchase Agreement, (b) the Executive's failure to adhere to any reasonable written Employer policy established by the Board of Directors if the Executive has been given a reasonable opportunity for a ten day period to comply with such policy or cure his failure to comply; (c) the appropriation (or attempted appropriation) of a opportunity of the Employer, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Employer or in the Employer's line of business; (d) the misappropriation (or attempted misappropriation) of any of the Employer's funds or property; (e) substance abuse; or (f) the conviction of, the indictment for (or its procedural equivalent), or the entering of a guilty plea or plea of no contest with respect to any crime with respect to which imprisonment is a possible punishment.

             6.4 Definition of "For Good Reason". For purposes of Section 6.1, the phrase "For Good Reason" means: (a) the Employer's material breach of this Agreement, unless cured within ten (10) days after written notice; or (b) the requirement by the Employer that the Executive be based anywhere other than an Employer's office in the Territory without the executive's written consent.

             6.5 Termination Payment. Effective upon the termination of the Employment Period pursuant to Section 6.1, the Employer will be obligated to pay the Executive (or, in the event of his death, his designated beneficiary, as specified in Section 6.5(f) below) only the amounts set forth in this Section 6.5, in lieu of all other amounts. Payments of such amounts will be deemed to be in settlement and complete release of all claims the Executive may have against the Employer under this Agreement or in connection with his employment by the Employer.

             (a) Termination by the Executive For Good Reason. If the Executive terminates the Employment Period For Good Reason, the Employer will pay the Executive (i) his Salary for the remainder of the calendar month in which such termination is effective and for six months thereafter, and (ii) that portion of the Executive's Incentive Compensation or Additional Incentive Compensation, if any, for the Fiscal Year during which the termination is effective, prorated through the date of the event which gave rise to the cause of termination. Notwithstanding the preceding sentence, if the Executive obtains other employment (including as a consultant) prior to the end of the six months following the month in which the termination is effective, he must promptly give notice thereof to the Employer, and the payments under Section 6.5(a)(i) for any period after the Executive obtains other employment or consulting work will be reduced by the amount of the compensation received and to be received by the Executive from such other employment or consulting.

             (b) Termination by the Employer For Cause. If the Employer terminates the Employment Period For Cause, the Executive will be entitled to receive his Salary only through the date of the event or failure which gave rise to such termination, but he will not be entitled to any Incentive Compensation or Additional Incentive Compensation for the Fiscal Year during which such termination occurs or any subsequent Fiscal Year.

             (c) Termination upon Disability. If the Initial Employment Period or Renewal Employment Period (if any) is terminated by either party as a result of the Executive's Disability, the Employer will pay the Executive his Salary through the remainder of the calendar month during which such termination is effective and for the lesser of (i)] two consecutive months thereafter or (ii) the period until disability insurance benefits commence under any disability insurance coverage furnished by the Employer to the Executive, and that portion of the Executive's Incentive Compensation or Additional Incentive Compensation, if any, for the Fiscal Year during which the termination is effective, prorated through the date of the event which gave rise to the cause of termination.

             (d) Termination upon Death. If the Initial Employment Period or Renewal Employment Period (if any) is terminated because of the Executive's death, the Executive will be entitled to receive his Salary through the date of his death, and that part of the Incentive Compensation or Additional Incentive Compensation, if any, for the Fiscal Year during which his death occurs, prorated to the date on which his death occurs.

             (e) Benefits. The Executive's accrual under, or participation in, plans providing for, the Benefits will cease at the date of the termination of the Initial Employment Period or Renewal Employment Period (if any), and the Executive will be entitled to accrued Benefits pursuant to such plans only as provided in such plans. The Executive will not receive, as part of his termination pay pursuant to this Section 6.5, any payment or other compensation for any vacation, holiday, sick leave, or other leave unused on the date termination of the Initial Employment Period or Renewal Employment Period (if any).

             (f) Beneficiary: For purposes of this Section 6.5, the Executive's designated beneficiary will be such individual beneficiary, as the Executive may designate by notice to the Employer from time to time or, if the Executive fails to give notice to the Employer of such a beneficiary, the Executive's personal representative. The Employer will have no duty, in any circumstances, determine whether any beneficiary designated by the Executive is alive or to ascertain the address of any such beneficiary, to determine whether any person or entity purporting to act as the Executive's personal representative is duly authorized to act in that capacity, or to locate any beneficiary or personal representative.

7.   CONFIDENTIALITY COVENANTS

             7.1 Acknowledgments by the Executive. The Executive acknowledges that: (a) through acquiring all the outstanding shares of capital stock of the Employer from him and Watkins under the Stock Purchase Agreement, Buyer paid for and acquired the Business, good will and Confidential Information of the Employer; (ii) he, as a principal executive officer and co-owner of the Employer, became familiar with Confidential Information and participated in its development for the Employer; (iii) the Employer's ownership benefits from the Confidential Information will be materially impaired, and Buyer will be deprived of the value of the Business and good will it bought through its acquisition of his equity interest in the Employer, if he was permitted to use, other than as authorized by this Agreement, or disclose any Confidential Information, or to compete with the Employer; (iv) the Company's Business is marketed and provided throughout the Territory; (v) the Employer competes with other businesses that provide or could provide services similar to the Business in the Territory; and
(vi) the provisions of Sections 2 and 3 are of this Agreement essential to protect the Employer's Business, good will and Confidential Information, and are reasonable.

             7.2 Confidentiality; No Use. In consideration of the compensation and benefits to be paid or provided to the Executive by the Employer under this Agreement, and in order to induce the Employer to give the Executive access to Confidential Information developed during the course of his employment by the Employer, the Executive covenants with the Employer and Buyer as follows:

             (a) he will not, at any time, use any, and will at all times hold in strict confidence all, Confidential Information and will not disclose any of it to any Person, except as expressly permitted by this Agreement; and

             (b) each trade secret of the Employer will be entitled to all of the protections and benefits under the California Trade Secrets Act ,California Civil Code Section 3426, and any other applicable law. If any information that the Employer deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Agreement, such information will, nevertheless, to the extent it constitutes Confidential Information be considered Confidential Information for purposes of this Agreement.

             (c) Section 7.2 does not apply to any part of the Confidential Information other than a trade secret that the Executive demonstrates was or became generally available to the public in an integrated form other than as a result of a disclosure by the Executive or in breach of this Agreement or Employment Agreement with the Employer.

             (d) The Executive will not remove from the Employer's premises (except to the extent such removal is for purposes of the performance of the Executive's duties at home or while traveling, or except as otherwise specifically authorized by the Employer) any file, document, record, notebook, plan, model, component, device, or computer software, programs, database, systems, or code, whether embodied in a disk or in any other form all copies and tangible embodiments thereof (collectively, the "Proprietary Records"). The Executive recognizes that, as between the Employer and the Executive, all of the Proprietary Records, whether or not developed by the Executive, are the exclusive property of the Employer. Upon termination of this Agreement by either party, or upon the request of the Employer during the Employment Period, the Executive will return to the Employer all of the Proprietary Items in the Executive's possession or subject to the Executive's control, and the Executive shall not retain any copies, abstracts, sketches, or other physical embodiment of any of the Proprietary Items.

             (e) The Executive recognizes that should a dispute or controversy arising from or relating to Section 7 of this Agreement be submitted for injunctive relief pursuant to Section 8.1 or for confirmation of the determination of an arbitrator pursuant to Section 8.10, or for any other reason, the preservation of the confidentiality of Confidential Information will be jeopardized unless all pleadings, documents, testimony, and records relating thereto are be maintained in secrecy pursuant to a court order. The Executive and the Employer consent to the entry of a court order providing that all such pleadings, documents, testimony, and records will be closed to the public and available to the Employer, Buyer, and the Executive, and to their respective attorneys and experts. The Executive agrees to cause his attorneys and experts to receive and maintain all information pleaded as Confidential Information in secrecy. The Executive irrevocably authorizes the Employer to execute such consent on his behalf, and to file it with the court.

             (f) Notwithstanding any provision contained herein, Executive will be allowed to use his know-how upon the termination of the No-Compete Period (as defined in the Stock Purchase Agreement), or any No-Compete Advice.

             7.3 Injunctive Relief. The Executive recognizes that, because of the nature of the subject matter of Section 7, it would be impractical and extremely difficult to determine the Employer's and Buyer's actual damages, and that they would be harmed irreparably, in the event of the Executive's breach of
Section 7. Accordingly, if the Executive commits a breach, or threaten to commit a breach, of any of the provisions of Section 7, the Employer and Buyer shall, notwithstanding the provisions of Section 8.8, be entitled to have the provisions of Section 7 specifically enforced by temporary and preliminary injunctive relief, pending the final arbitration award, without the posting of any bond, surety or other security, which the Executive herewith waives. Each of the parties submits to the jurisdiction of the Los Angeles Superior Court, sitting in Los Angeles, California, and waives any defense of inconvenient forum to the maintenance of such action. The Executive appoints Thomas G. Ferruzzo, Esq. (and in the event of his unavailability, any member of said firm), 2114 North Broadway, Santa Ana, California 92706, and the Company and Buyer appoint Joseph Greenberger, Esq., Greenberger & Forman, 1370 Avenue of the Americas, New York, New York 10019 (and in the event of his unavailability, any member of said firm) as their respective agents to receive on their respective behalfs service of the summon, complaint, orders, and any other process that may be served in such action.

             7.4 Covenants of Section 7 are Essential and Independent Covenants.
(a) the Executive acknowledges that the covenants by the Executive in Section 7 are essential elements of this Agreement, and without the Executive's agreement to comply with such covenants, the Buyer would not have purchased the Executive's stock under the Stock Purchase Agreement and the Employer would not have entered into this Agreement or employed or continued the employment of the Executive. The Employer and the Executive have independently consulted their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants, with specific regard to the nature of the business conducted by the Employer.

             (b) The Executive's covenants in Section 7 is independent covenants and the existence of any claim by the Executive against the Employer under this Agreement or otherwise, or against the Buyer, will not excuse the Executive's breach of any covenant in Section 7, which will survive such expiration or termination.

             (c) If the Executive's employment hereunder expires or is terminated, this Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of the Executive in Section 7.

             (d) The period of time applicable to any covenant in Section 7 will be extended by (i) the duration of any period during which by the Executive is in breach of such covenant, and (ii) the duration of any period (to the extent not overlapping the period referred to above) during which the Buyer does not have knowledge of such breach.

8.    GENERAL PROVISIONS

             8.1 Representations and Warranties by the Executive. The Executive represents and warrants to the Employer that the execution and delivery by the Executive of this Agreement do not, and the performance by the Executive of the Executive's obligations hereunder will not, with or without the giving of notice or the passage of time, or both: (a) violate any judgment, writ, injunction, or order of any court, arbitrator, or governmental agency applicable to the Executive; or (b) conflict with, result in the breach of any provisions of or the termination of, or constitute a default under, any agreement to which the Executive is a party or by which the Executive is or may be bound.

             8.2 Obligations Contingent on Performance. The obligations of the Employer hereunder, including its obligation to pay the compensation provided for herein, are contingent upon the Executive's performance of the Executive's obligations hereunder.

             8.3 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by either party in exercising any right, power, or privilege under this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

             8.4 Binding Effect; Delegation of Duties Prohibited. Except as provided in the next sentence hereof, this Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs, and legal representatives, including any entity with which the Employer may merge or consolidate or to which all or substantially all of its assets may be transferred. The duties and covenants of the Executive under this Agreement, being personal, may not be assigned or delegated.

             8.5 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nation-ally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

             If to Employer:     Watkins Contracting, Inc.
                                 869 Aero Drive - Suite M327
                                 San Diego, CA 92123
                                 Attention: Arthur L. Asch
                                 Facsimile No.: 619-279-6332

                                 with a copy to:

                                 Oak Hill Sportswear Corporation
                                 1411 Broadway
                                 New York, New York  10018
                                 Attention: Arthur L. Asch, Chairman
                                 Facsimile No.: (212) 789-8856

                                           - and -

                                 Greenberger & Forman
                                 1370 Avenue of the Americas
                                 New York, New York 10019-4602
                                 Attention: Joseph Greenberger, Esq.
                                 Facsimile No.: (212) 757-4053


If to the Executive:             Daren J. Barone
                                 c/o Watkins Contracting, Inc.
                                 8690 Aero Drive - Suite M327
                                 San Diego, CA 92123
                                 Facsimile No.: 619-279-6332

                                 with a copy to:

                                 Steven T. Myers, Esq.
                                 The Law Offices of Steven T. Myers
                                 9750 Miramar Road, Suite 380
                                 San Diego, CA 92126
                                 Facsimile No.: 619-693-3262

             8.6 Entire Agreement; Amendments. This Agreement, the Stock Purchase Agreement (including Section 7.8 thereof), and the Sellers' Closing Documents contain all the agreements

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


between the parties and supersede all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended orally, but only by an agreement in writing signed by the parties hereto.

             8.7 Governing Law. This Agreement will be governed by the laws of the State of California.

             8.8. Arbitration. (a) Any claims by the Employer or Buyer against the Executive, or by the Executive against the Employer, arising out of or in connection with this Agreement shall be determined by arbitration in accordance with Section 8.8 of this Agreement; provided, however, that in the event of the Executive's, Employer's or Buyer's alleged breach or default under this Agreement, the Employer, Buyer or the Executive may also commence a court action for injunctive relief pursuant to Section 7.3, but, upon the issuance and during the continuance of injunctive relief pursuant to Section 7.3, all proceedings in such action shall be stayed and all issues therein shall be determined by arbitration as provided herein and the decision of the arbitrator on such issues shall be determinative in the action. Executive and Employer submit to the jurisdiction of the Los Angeles Superior Court, sitting in Los Angeles, California, and Executive appoints Thomas G. Ferruzzo, Esq. (and in the event of his unavailability, any member of said firm) Ferruzzo & Ferruzzo, 2114 North Broadway, Santa Ana, California 92706, and Employer appoints Joseph Greenberger, Esq., Greenberger & Foreman, 1370 Avenue of the Americas, New York, New York 10019 (and in the event of his unavailability, any member of said firm) as their respective agents to receive on their respective behalfs service of any process that may be served in such action. The arbitration may be commenced by a demand for arbitration with notice of claims served on a party's agent for service of process as provided for in this Section 8.8, with a simultaneous copy thereof pursuant to Section 8.5 and to the JAMS/Endispute office in Los Angeles, California. Except as otherwise provided for herein, the arbitration shall be conducted in accordance with the JAMS/Endispute Comprehensive Rules and Procedures then in effect. There shall be one arbitrator agreed upon by the parties, or if the parties cannot agree on the identity of the arbitrator within five days of the arbitration demand, the arbitrator shall be selected by the JAMS/Endispute Administrator. Any issue about whether a claim is covered by this Agreement to arbitrate shall be determined by the arbitrator.

                               (b) The provisions of Section 1283.05 of the Code
of Civil Procedure, as amended or replaced as of the arbitration, are incorporated into this Agreement and shall be applicable to the arbitration. Depositions may be taken and discovery may be obtained in any arbitration under this Agreement in accordance with said statute, as amended or replaced as of the arbitration. The arbitrator shall not be bound by rules of evidence, but may consider such writings and oral presentations as reasonable business people would use in the conduct of their day-to-day affairs, and may require the parties to submit some or all of their case by written or such other manner of presentation as the arbitrator may determine to be appropriate. Pre-trial memoranda shall be exchanged no later than five days before the hearing starts. The parties intend to limit live testimony and cross-examination to the extent necessary to ensure a fair hearing on material issues without unnecessarily prolonging the arbitration.

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

                               (c) The arbitrator shall take such steps as he or
she may consider necessary to start the hearing within 60 days of the appointment of the arbitrator and to conclude the hearing within 20 days; and the arbitrator's written decision shall be made not later than ten days after the conclusion of the hearing. A stenographic record shall be kept of the hearing, except that the arbitrator may employ telephonic conference calls with the parties' attorneys to decide discovery and procedural issues, and no stenographic record shall be required thereof. The parties have included these time limits in order to expedite the proceeding, but they are not jurisdictional, and the arbitrator shall for good cause (including the inability of a party to complete its discovery despite diligent efforts in connection therewith) allow reasonable extensions or delays, which shall not affect the validity of the award. The arbitrator's written decision shall contain a brief statement of the claims(s) determined and the award made on each claim. In making the decision and award, the arbitrator shall apply California substantive law. Absent fraud, collusion or willful misconduct by the arbitrator, the award shall be final, and judgment may be confirmed and entered in any court having jurisdiction thereof. The arbitrator may award injunctive relief or any other substantive or procedural direction available form a judge in an action, in law or equity. The arbitrator shall award the predominantly prevailing party its reasonable attorneys' fees and disbursements and expenses (including stenographic, witnesses', experts', and on and investigational fees and expenses) in connection with the arbitration. Until the arbitrator's award of costs, the fees and disbursements of JAMS/Endispute, the arbitrator, stenographic recording expenses and similar arbitration expenses shall be borne and paid 50% by the Executive and 50% by the Employer or Buyer (whichever may be a party to the arbitration).

                               (d) Notwithstanding any term in this Agreement to
the contrary, each party hereto, on or prior to the commencement of arbitration hereunder, shall first notify the other party in writing of its or his intention to seek arbitration and the specific bases upon which its claims are made. Within seven days thereof, the party in receipt of such notification may request that JAMS/Endispute provide mediation services with a mediator in accordance with its Rules and as selected by the Administrator, and on such request the other party shall submit to such mediation; the fees and disbursements of said mediation shall be borne 50% by the Executive and 50% by the Employer or Buyer (whichever maybe a party to the mediation). The pendency of a request for mediation, or of a mediation, shall not stay a demand for arbitration pursuant to Section 8.8(a), or any arbitration procedures, hearing or determination pursuant to Section 8.8(b), 8.8(a), or 8.8(c). Nothing herein shall limit the Employer or Buyer from seeking or obtaining injunctive relief as provided in Sections 7.3 and 8.8.

            8.9 Right of Set-off.Buyer may set-off any amounts to which it may be entitled from Barone under the Stock Purchase Agreement or this Employment Agreement against Incentive Compensation and Additional Incentive Compensation upon notice to Barone specifying in reasonable detail the basis for such set-off. The exercise of such right of set-off by the Company in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Agreement. Neither the exercise of nor the failure to exercise such right of

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


set-off will constitute an election of remedies or limit the Company in any manner in the enforcement of any other remedies that may be available to it. If the Company exercises any set-off hereunder, it will (a) within 5 days thereof deposit the amount thereof with a mutually agreeable escrow agent (or if they are unable to agree on such agent, deposit it with a commercial escrow agent; each of the parties will be responsible for 50% of the fees of said agent), and
(b) if the set-off is in respect to a third party claim referred to in Section 7.8(a) within 5 days thereof afford Barone the right to control the defense thereof. Upon a confirmed, final arbitration award, the amount due will be immediately released to the prevailing party, along with other amounts due under the award.

             8.10 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

             8.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

             8.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.


             IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date above first written above.


Employer:

WATKINS CONTRACTING, INC.                 Executive:

By: /s/ Greg S. Watkins                   /s/ Daren J. Barone
   ------------------------------         -------------------------------
        President                         DAREN J. BARONE

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